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                                                                    Exhibit 99.1


                                 HOLLINGER INC.

                  RETRACTION PRICE OF RETRACTABLE COMMON SHARES


     Toronto, Canada, January 9, 2001 -- Hollinger Inc. (TSE: HLG.C) announces that the Retraction Price of the retractable common shares of the Corporation as of January 10, 2001 shall be $14.50 per share.

     Hollinger is a Canadian-based international newspaper company that, through its subsidiaries, is engaged in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.

For further information please call:


J. A. Boultbee                      Peter Y. Atkinson
Executive Vice-President and CFO    Executive Vice-President and General Counsel
Hollinger Inc.                      Hollinger Inc.
(416) 363-8721                      (416) 363-8721